FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s press release from July 13, 2004, announcing that Registrant’s subsidiary, Spacenet Inc., has been selected by WendCentral Corp. to provide a Connexstar broadband satellite network to a minimum of 250 Wendy’s Old Fashioned Hamburger restaurants.

Attached hereto and incorporated by reference herein is Registrant’s press release from July 14, 2004, announcing that Registrant has signed a contract with the leading Angolan ISP and a telecom operator, MSTelcom for the deployment of up to 1,000 sites of the satellite-based DialAw@y IP and FaraWay VSAT networks.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: July 15, 2004

Jul 13, 2004

WendCentral selects Connexstar service from Gilat’s Spacenet subsidiary, bringing broadband connectivity to 250 Wendy’s restaurants nationwide

Petah Tikva, Israel, July 13, 2004 – Gilat Satellite Networks, Ltd. (Nasdaq: GILTF) today announced that its U.S. subsidiary, Spacenet Inc., has been selected by WendCentral Corp. to provide a Connexstar broadband satellite network to a minimum of 250 Wendy’s Old Fashioned Hamburger restaurants

WendCentral, based in Cortland, New York, provides back-office support to more than 270 Wendy’s franchised restaurant locations throughout the United States.

The Connexstar VSAT high-speed network will support a range of retail networking applications, including fast credit authorization, PCanywhere remote control solution, Clearview back-office service management application, and point-of-sale polling.

Andy Brush, director of administrative services for WendCentral, said, “Upgrading our connectivity platform to Connexstar VSAT ensures better performance from all of our networking applications, thus helping us improve operating efficiency and customer service. When evaluating different connectivity options, Spacenet simply outperformed its competition. Connexstar’s superior performance exceeded our expectations in every area.”

Spacenet President and CEO Bill Gerety said, “Wendy’s franchisees are regarded as being some of the most progressive operators in the quick service food industry. We consider it a privilege to help the nation’s largest Wendy’s franchise group to continue its tradition of excellence through the deployment of a highly reliable, persistent Internet connection.”

Background on Spacenet’s Connexstar service
Connexstar provides commercial-grade, always-on broadband connectivity to multi-site enterprises of any size, regardless of end-user location. The service supports a wide range of business applications, including high-speed credit authorization, in-store licensed music, distance learning, content multicasting and secure private networking services – all through a single, compact, remote access device incorporating advanced networking and routing functionality.

About Spacenet
Spacenet Inc. provides two-way broadband networking solutions throughout North America under the Connexstar brand, and has nearly 20 years experience in providing connectivity, provisioning, operations and maintenance to enterprise and government customers, including some of the largest satellite-based networks in the world. Spacenet is based in McLean, Virginia, and is a wholly owned subsidiary of Gilat Satellite Networks, Ltd. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with close to 500,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets Skystar Advantage®, DialAw@y™ IP, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. SkyEdge, Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Relations
+1 703- 848-1515

tim.perrott@spacenet.com

Gilat Media Contact:
Barry Spielman,
Senior Director, Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com

Spacenet Media Contact
Fritz Stolzenbach
Director, Marketing
+17038481515
fritz.stolzenbach@spacenet.com

14 July 2004

Gilat Signs Agreement with leading Angolan Telecom Operator, MSTelcom

Agreement calls for a DialAw@y IP and FaraWay networks of up to 1,000 sites

Petah Tikva, Israel, July 14, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, today announced the signing of a contract with the leading Angolan ISP and a telecom operator, MSTelcom. The agreement initially calls for the deployment of up to 1,000 sites of the satellite-based DialAw@y IP and FaraWay VSAT networks. While the DialAw@y IP network will service rural telephony applications throughout the country, the FaraWay network will provide data and telephony services to MSTelcom’s ministerial and corporate clients. The installation of the hubs and the remote sites is expected to be completed by the third quarter of 2004.

MSTelcom – Mercury Servicos de Telecomunicacoes SARL, is a subsidiary of Sonangol, the Angolan state oil corporation. It is one of four companies in the country to be awarded a license to operate fixed-line telephony. Formed on March 21, 1997 with the objective of guaranteeing, maintaining and operating in an efficient manner the communications of the Sonangol Group. On August 2, 1999, the current installations of Petrangol (TCC) in Luanda, were occupied and the independent activity of the company began.

Janna Koretskaya, Gilat’s Associate Vice President, Sales, Africa, said, “This project will make a major contribution to advancing telecommunications in Angola, and rebuilding much of the country’s infrastructure destroyed during the civil war years. The network will provide Angola’s citizens with the most advanced voice, data and Internet applications. We are pleased to be working together with MSTelecom on this important national project and we look forward to enhancing our relationship as we work together in its implementation.”

DialAw@y IP is one of the only VSAT products capable of providing high-speed Internet connectivity and toll-quality telephony service at the same time. Each unit supports a PC/LAN connection and up to six telephone lines. It is a low-cost solution for the fulfillment of Universal Service/Access Obligations, Public Call Office requirements and small office/home office (SOHO) requirements for bundled telephony and Internet access. According to the 2003 Comsys Report (www.comsys.co.uk), Gilat has more than 80 percent of the global market share for rural applications, combining telephony and high-speed Internet.

Gilat’s FaraWay VSAT employs a full-mesh, DAMA network architecture that maximizes the use of available satellite and ground-based resources. It satisfies the exacting standards of PSTN and private network operators for voice transmission, data, call accounting and maintenance.

About Mercury
Mercury Servicos de Telecomunicacoes SARL, presently, beside the Sonangol Group, it provides telecommunications services for several corporate companies in the Oil & Gas industry, mobile operators, SMBs, and SOHOs. Along this last three years MSTelcom has provided and doubled the volume of services like voice, data, internet, and radio trunk, over its present network based on wireless, microwave and satellite, not only in Luanda but across the country (Cabinda, Soyo, Benguela, Lubango, etc.) as well. The aim of MSTelcom is to become one of the leaders of telecommunications services in Angola and in the region.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with close to 500,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets Skystar Advantage®, DialAw@y™ IP, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. SkyEdge, Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Barry Spielman
Sr. Director, Corporate Marketing
+972-3-925-2201; barrys@gilat.com

Gilat Investor Contact:
+1 703- 848-1515
tim.perott@spacenet.com